June 11, 2025

VIA EDGAR

Ms. Kristin Baldwin

Mr. Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (the “Company”)
Post Effective Amendment No. 2 to Registration Statement on Form F-1 on Form F-3
File No. 333-282217

Dear Ms. Baldwin and Mr. Angelini,

Pursuant to Rule 461 of Regulation C (“Rule 461”) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Post Effective Amendment No. 2 to Registration Statement on Form F-1 on Form F-3 (File No. 333-282217) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time on June 13, 2025 or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

Lotus Technology Inc.

By:	/s/ Qingfeng Feng
Name:	Qingfeng Feng
Title:	Director and Chief Executive Officer

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.
Daxue Wang, Chief Financial Officer, Lotus Technology Inc.
Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP